John W. Robertson

T: +1-206-452-8763

jrobertson@cooley.com

September 25, 2013

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:	zulily, inc. Confidential Draft Registration Statement on Form S-1 Submitted August 9, 2013 CIK No. 0001478484

Dear Ms. Ransom:

On behalf of zulily, inc. (“zulily” or the “Company”), we are submitting this letter and the following information in response to a letter, dated September 6, 2013, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”), submitted on August 9, 2013. We are also electronically transmitting for confidential submission an amended version of the Registration Statement (the “Amended Registration Statement”). We are also sending the Staff a hard copy of this letter, the Amended Registration Statement and certain supplemental materials, including a version of the Registration Statement that is marked to show changes to the one originally submitted on August 9, 2013.

The numbering of the paragraphs below corresponds to the numbering of the comments in the letter. For the Staff’s convenience, we have incorporated your comments into this response letter in italics. Page references in the text of this response letter correspond to the page numbers in the Amended Registration Statement. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in the Amended Registration Statement.

General

1.	Please revise the registration statement to include all information required by Form S-1, including filing the required exhibits, and complete all blanks in the registration statement, subject to applicable exemptions. Please also confirm to us your understanding that we will require sufficient time to review such information before declaring the registration statement effective.

U.S. Securities and Exchange Commission

September 25, 2013

The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement with the required information with sufficient time for the Staff to review such information.

2.	Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company advises the Staff that neither it nor anyone authorized on its behalf has presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act of 1933, as amended (the “Securities Act”), nor is the Company aware of any research reports about the Company that have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act, added by Section 105 of the Jumpstart Our Business Startups Act, by any broker or dealer that is participating or will participate in this offering. If the Company presents such written communications or becomes aware that such materials or research reports have been distributed, the Company will notify the Staff and provide copies of the relevant communications or reports.

3.	Please tell us whether you will be deemed a “controlled company” as defined by the market on which you intend to list your common stock and, if so, whether you intend to rely on any exemptions as a controlled company. If applicable, please disclose on the prospectus cover page and in the prospectus summary that you are a controlled company, and include a risk factor that discusses the effect, risks and uncertainties of being designated a controlled company.”

The Company acknowledges the Staff’s comment and confirms that it does not intend to rely, nor does it expect to be eligible to rely, on the “controlled company” exemption, regardless of the market on which we list our common stock.

4.	You have indicated that certain disclosures are of a date prior to the filing of the registration statement. For example, we note the date of March 31, 2013 for your principal and selling stockholders disclosures and for disclosure relating to outstanding share amounts. Throughout the course of the review process, please continue to update this information to provide the most current information as of the most recent date practicable.

The Company acknowledges the Staff’s comment and confirms that it will continue to update the Registration Statement with the required information throughout the review process.

Prospectus Summary, page 1

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September 25, 2013

5.	We note throughout your prospectus your reference to the term “flash sales event” which is the cornerstone of your marketing strategy. Given the importance of this marketing strategy please augment your disclosure to clearly define and breakdown what a “flash sales event” entails. In this regard, we note your discussion on page 4, second full paragraph under the heading “Our Offering for Moms,” concerning the fact that every morning you launch a variety of events.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Amended Registration Statement to more clearly define what a “flash sales event” entails.

6.	Portions of your summary disclosures appear identical to that in your business section disclosure. Please revise to eliminate unnecessary duplicative disclosure. In this regard, the summary should only highlight key aspects of the offering.

In response to the Staff’s comment, the Company has revised the summary disclosures to eliminate unnecessary duplicative disclosure.

Our Industry, page 4

7.	Please provide copies of the reports or studies that support the qualitative and comparative statements contained in your prospectus. We note the following examples:

•	“Euromonitor, a consumer market research company, estimated that the North American retail market was $3.1 trillion in 2012 with online retail representing $183 billion, or 5.9% of the total retail market.” Page 4;

•	“According to a 2012 report from the U.S. Census Bureau, 39 million U.S. households have children under the age of 18, representing 121 million people.” Page 4;

•	“According to a 2009 report from Advertising Age, an advertising industry publication, women controlled 73% of household spending.” Page 4;

•	“According to eMarketer, a market research company, 23% of moms who use the Internet shop on their mobile devices as compared to 15% of the rest of the general Internet user population.” Page 4; and,

•	“Today, we are one of the largest standalone e-commerce companies in the United States.” Page 52.

These are only examples. Please mark your furnished support or provide page references in your response to the sections you rely upon for each specific statement. To the extent you are unable to provide support, please delete the qualitative and comparative statement, or revise to indicate that it is based on management’s belief and discuss the basis for such belief. Please revise throughout your prospectus as necessary.

The Company acknowledges the Staff’s comment and advises the Staff that it has sent, under separate cover, the industry reports cited throughout the prospectus, marked to highlight the applicable portions cited and with cross-references to the supported statements in the Amended

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Registration Statement. Pursuant to Rule 418(b) of the Securities Act, the Company respectfully requests that the Staff return such reports upon the completion of its review.

Risk Associated With Our Business, page 6

8.	Please include in your risk factors listed the risk that you have incurred significant operating losses for the last two fiscal years.

In response to the Staff’s comment, the Company has revised the disclosure on page 6 of the Amended Registration Statement to include the risk factor that we have incurred significant operating losses for the last two fiscal years.

Special Note Regarding Forward-Looking Statements, page 41

9.	Please remove your statement that you “have not independently verified any third-party information” contained in your prospectus, as it is inappropriate to suggest that you are not responsible for the accuracy of the information you elect to include in your disclosure document.

In response to the Staff’s comment, the Company has revised the statements set forth on page 43 with respect to third party information.

Capitalization, page 44

10.	Please state separately the number of shares authorized, issued and outstanding for each class of common shares.

The Company advises the Staff that consistent with our statement on page 9 of Amended Registration Statement, the share and per share numbers in the section captioned “Capitalization” do not yet reflect the reclassification of our common stock into an equal number of shares of our Class B Common Stock. Therefore, the number of shares authorized, issued and outstanding reflect the number of authorized, issued and outstanding shares of our only class of common stock, prior to any such reclassification. The Company advises the Staff that upon such reclassification (which will be done prior to the completion of the offering but has not yet been done), it will update the section captioned “Capitalization” to reflect the number of shares authorized, issued and outstanding for both the Class B Common Stock and Class A Common Stock.

Dilution, page 46

11.	In your presentation of dilution to new investors, please separately state the increase/decrease in historical net tangible book value per share attributable to the assumed conversion of preferred stock separately from the effect on net tangible book value due to new investors. Please also separately state for the converting preferred stock, the shares purchased, total consideration and average price per share.

U.S. Securities and Exchange Commission

September 25, 2013

In response to the Staff’s comment, the Company has revised the disclosure on pages 47-48 of the Amended Registration Statement to separately state the requested disclosures.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 52

Factors Affecting Our Performance, page 55

Ability to Attract Site Visitors at Reasonable Cost, page 55

12.	Please revise to better explain the term “push” communications.

In response to the Staff’s comment, the Company has revised the disclosure on page 81 of the Amended Registration Statement to better explain the term “push” communications.

Business, page 76

13.	Please revise to elaborate on the components of your custom fully integrated fulfillment infrastructure. It may be helpful to provide an example of an order as it is processed through your fulfillment system.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the Amended Registration Statement to elaborate on the components of our custom fully integrated fulfillment infrastructure, including an example of how an order is processed through our fulfillment system. We also note that the Company has provided additional details on the fulfillment infrastructure in other parts of the “Business” section of the registration statement, including the “Technology” section on pages 86-87, and “Our Operations—Fulfillment” on page 88.

14.	Please revise to describe the nature of the agreements and/or arrangements that you have with your vendors.

In response to the Staff’s comment, the Company has revised the disclosure on page 83 of the Amended Registration Statement to describe the nature of the agreements and/or arrangements that we have with our vendors.

Executive Compensation, page 97

15.	Please file as exhibits the November 19, 2009 offer letter agreement with Mr. Cavens, the November 23, 2009 offer letter agreement with Ms. Twomey and the October 26, 2009 restricted stock purchase agreement with Mr. Cavens.

The Company respectfully submits that the November 19, 2009 offer letter agreement with Mr. Cavens and the November 23, 2009 offer letter agreement with Ms. Twomey do not constitute “material contracts” within the meaning of Item 601(b)(10) of Regulation S-K. These two letter agreements specify only the executive officers’ starting salaries at the time the

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contracts were entered into in 2009, provisions of general company policy (i.e. the requirement for execution of employee confidentiality agreement, the availability of company benefits, etc.) and state that the executive’s employment relationship is “at will.” There is no bonus, severance or other benefit attributed to the executives under these agreements, and as such we respectfully submit that they therefore do fall under the types of contracts or arrangements enumerated under Regulation S-K Item 601(b)(10)(iii)(A). Moreover, given that the base salaries specified in these 2009 letters are no longer the current salaries of the executives we respectfully submit that these agreements will not provide any insight to investors and, in fact, could be misleading to investors given that the compensation information contained in them is out of date. We refer also to Regulation S-K Item 601(10)(i) which generally limits “material contracts” to agreements “…to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” and respectfully submit that these two agreements fall outside these parameters.

The Company respectfully submits that the October 26, 2009 restricted stock purchase agreement with Mr. Cavens does not constitute a “material contract” within the meaning of Item 601(b)(10) of Regulation S-K. The stock purchased pursuant to such agreement is fully vested as of September 1, 2013 and performance under the contract is complete. We refer to Regulation S-K Item 601(10)(i) which generally limits “material contracts” to agreements “…to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” and respectfully submit that this agreements falls outside these parameters.

Principal and Selling Stockholders, page 107

16.	Please provide the disclosure required by Item 201(b)(1) of Regulation of Regulation S-K concerning the number of holders of your common stock.

The Company advises the Staff that the Company provided this disclosure on page 113 of the Amended Registration Statement.

17.	Disclose, by footnote or otherwise, the natural person(s) who control the “entities affiliated with Andreessen Horowitz.” If any of these entities is a public entity, majority-owned subsidiary of a public entity or registered investment company, please disclose this by way of footnote. Refer to Question 140.02 of our Regulation S-K Compliance and Disclosure Interpretations located at our web-site, www.sec.gov.

In response to the Staff’s comment, the Company has revised the disclosure on page 112 of the Amended Registration Statement to disclose, by footnote, the natural person(s) who control the “entities affiliated with Andreessen Horowitz.”

Description of Capital Stock, page 110

Choice of Forum, page 116

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18.	We note your disclosure that under your certificate of incorporation the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought by a shareholder. Please tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors. In this regard we note your bullet point reference to the choice of forum provision in your risk factor beginning at the bottom of page 39 concerning the anti-takeover impact of your charter and Delaware and Washington law.

In response to the Staff’s comment, the Company has revised the risk factor disclosure on page 41 of the Amended Registration Statement to include a risk factor discussing the risk that such provision may have the possible impact of discouraging litigation against our officers and directors.

Consolidated Financial Statements, page F-1

19.	Please update the financial statements to include financial statements for an interim period ending within 135 days of the effective date. Please refer to Rule 3-12 of Regulation S-X.

The Company acknowledges the Staff’s comment and advises the Staff that the Registration Statement has been updated to include financial statements for the interim period ending June 30, 2013. The Company will update subsequent amendments to include financial statements for interim periods ending within 135 days of the effective date, if applicable.

Report of Independent Registered Public Accounting Firm, page F-2

20.	The second paragraph refers to auditing standards of the Public Company Accounting Oversight Board (PCAOB) as opposed to standards of the PCAOB as set forth in Auditing Standard No. 1. Please advise whether non-auditing standards of the PCAOB were complied with during the audit.

The non-auditing standards of the Public Company Accounting Oversight Board (PCAOB) were complied with during the periods subject to audit. Deloitte has updated its opinion on the Company’s consolidated financial statements to reference the standards of the PCAOB.

Consolidated Balance Sheets, page F-3

21.	Please state separately, in the balance sheets or in a note thereto, any item in excess of five percent of total current liabilities. In this regard, we note that the balance in accrued expenses exceeds five percent of current liabilities. Alternatively, you may consider adding a table to the notes which lists the components included in accrued expenses. Refer to guidance in ASC 210-10-S99-1.

In response to the Staff’s comment, the Company has revised the notes to the consolidated financial statements on page F-13 of the Amended Registration Statement by adding a table

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which lists the components included in accrued expenses at each reporting period presented. Within this table, there are no items included in “Other accrued expenses” that are greater than five percent of total current liabilities.

22.	Please state separately, in the balance sheets or in a note thereto, the number of shares issued and outstanding for each class of common shares outstanding. Please disclose the rights for the different classes of common shares. Also, show the changes in each class of common stock for each period for which a statement of operations is provided. Refer to guidance in ASC 210-10-S99-1.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company currently has a single class of common stock. The number of shares issued and outstanding for the Company’s common stock are stated on the face of the consolidated balance sheets for each period presented. The changes in the Company’s common stock are shown within the consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit) for each period for which a statement of operations is provided.

In addition, in response to the Staff’s comment, the Company has revised the disclosure on page F-16 of the Amended Registration Statement to disclose the rights of the Company’s common shares.

The Company also advises the Staff that prior to the completion of this offering, the Company will create Class B common stock and will provide the requested information in a subsequent amendment of the Registration Statement.

Consolidated Statements of Operations, page F-4

23.	Please revise to present loss applicable to common stockholders. Refer to guidance in ASC 225-10-S99-5.

In response to the Staff’s comment, the Company has revised the consolidated statement of operations included on page F-4 of the Amended Registration Statement to present net loss attributable to common stockholders.

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Equity (Deficit), page F-6

24.	Please tell us your basis in GAAP for recording increases in the carrying amount of the convertible redeemable preferred stock within accumulated deficit as opposed to additional paid in capital since there are no retained earnings. Refer to guidance in ASC 480-10-S99-2.

The Company acknowledges the Staff’s comment and has determined that the increases in the carrying amount of the convertible redeemable preferred stock should be, in the absence of retained earnings, first recorded to additional paid-in capital and then recorded to accumulated deficit in the absence of additional paid-in capital. The Company has revised the consolidated

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balance sheets and consolidated statements of convertible redeemable preferred stock and stockholders’ equity (deficit) on pages F-4 and F-6 of the Amended Registration Statement. In addition, the Company has disclosed this revision within the notes to the consolidated financial statements, specifically Note 12.

Note 1. Description of the Company and Summary of Significant Accounting Policies, page F-8

Inventories, page F-9

25.	Please disclose your cost flow assumption associated with your accounting policy for inventories actually reflected in the balance sheet. In this regard, it appears there is a short lag between purchase of inventory and delivery to the customer. If so, advise us whether this represents a specific identification method or some other method. Please refer to guidance in ASC 330-10-30-9. If applicable, please also disclose the nature of cost elements included in inventory. Refer to guidance in ASC 210-10-S99-1.

In response to the Staff’s comment, the Company has revised the notes to the consolidated financial statements on page F-9 of the Amended Registration Statement to disclose the Company’s cost flow assumption for inventories reflected in the consolidated balance sheets. In addition, the Company has also revised the disclosure to include the nature of cost elements included in inventory.

Other Investments, page F-10

26.	Please disclose the aggregate carrying amount of all cost method investments and the other information in ASC 325-20-50-1(b) and (c). Please also explain to us how you determined the respective carrying amounts of the convertible preferred shares and the fully-earned common stock warrant. Your disclosure suggests that you issued a minority stake in exchange for such equity interests. If our understand is correct, please tell us the accounting entries made and how you valued the transaction.

In response to the Staff’s comment, the Company has revised the note on page F-10 of the Amended Registration Statement to disclose the aggregate carrying amount of all cost method investments and other information as required under ASC 325-20-50-1(b) and (c).

The Company respectfully advises the Staff that it did not issue a minority stake in exchange for equity interests. The Company acquired a non-controlling stake in a privately-held company through a cash purchase of convertible preferred shares. The Company has revised the notes to the consolidated financial statements on page F-10 of the Amended Registration Statement to clarify this disclosure.

In addition, in response to the Staff’s comment, the carrying amount of the convertible preferred shares was determined based on the purchase price of the acquired convertible preferred shares. The carrying amount of the fully-earned common stock warrant is the fair value

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of the warrant on the issuance date determined through a Black-Scholes method calculation based on the following significant assumptions:

-	The fair value of the privately-held company’s common stock as of the issuance date of the warrant.

-	The expected volatility of the underlying asset. As there is no trading history for the common stock of the privately held company, the expected stock price volatility was estimated by the privately held company by using the asset volatility consistent with the volatility calculated for similar companies, using weekly changes in common stock prices from the valuation date, looking back ten years in annual increments.

The above assumptions are not disclosed within the notes to the consolidated financial statements as the total value of the investment is not material.

Note 5. Convertible Redeemable Preferred Stock and Stockholders’ Equity (Deficit), page F-15

27.	Please advise us, with a view toward disclosure, how you determined fair values of the derivative liability at each reporting period regarding the Series A Call and Put. In this regard, please help us understand how the combination of the Series A Call and Put were determined to be a single combined derivative liability. We understand the combination of a long call and short put position on the same instrument at the same strike price would create a synthetic forward contract to purchase shares on behalf of the seed investors. We are not clear on how it represents a derivative liability from the standpoint of the company. Please explain.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the fair values of the derivative liability at each reporting period regarding the Series A Call and Put were determined using the Black-Scholes method. This method was considered appropriate as the value of the forward was deemed to be representative of the value of the Series A Call only, as certain of the related performance criteria for the Series A Put were not being met and were determined to be remote. Significant assumptions included expected volatility, the fair value of the Series A preferred stock determined based on the market approach using guideline public companies and the options pricing method to allocate value among securities. In response to the Staff’s comment, the Company revised the note to the consolidated financial statements on page F-17 of the Amended Registration Statement to disclose the determination of the fair value.

The Company also advises the Staff that the Series A Call and Put were determined to be a single instrument based on our evaluation of ASC 480-10-20. The Series A Put and Call were entered into in conjunction with the Series Seed issuance and are not separately exercisable from each other. If the Company exercises the Series A Put, the Series A Call is terminated. If the investors exercise the Series A Call, the Series A Put is terminated. As the put and the call were entered into concurrently and are not separately exercisable, we believe the two elements are considered to be a single instrument (“Series A Forward”).

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September 25, 2013

Additionally, the Series A Forward was recorded as a liability in accordance with ASC 480-10-25 and ASC 480-10-55-33. The Series A Forward embodies both an obligation to repurchase the issuer’s equity shares and may require the issuer to settle the obligation by transferring assets; given the exercise of the Series A Call within the Series A Forward will result in the delivery of redeemable shares. Further, the Series A Forward is not an outstanding share and therefore does not qualify for the scope exception in ASC 480-10-25-8.

Conversion, page F-17

28.	Please explain to us, with a view toward disclosure, how the adjustment to the Series D preferred stock conversion price from $2.07 to $2.05 was accounted for including whether such change affected the redemption amount. If no accounting recognition was given to the lowering of the conversion price, please explain your basis in GAAP for your accounting.

The Company advises the Staff that the adjustment in the conversion price for the Series D was based on the provisions in the Company’s Certificate of Incorporation which provided that in the event that the Company issues or sells shares of common stock or convertible securities in excess of the shares reserved for issuance under the Company’s 2009 Equity Incentive Plan as of the original Series D issuance date, the Series D conversion price would be reduced. In connection with the granting of stock options in May 2013, the Company exceeded the number of shares reserved for issuance under the Company’s 2009 Equity Incentive Plan. However, the provisions of the Certificate of Incorporation provided that any such increase in shares reserved which relate to the Company’s initial public offering would not require any reduction in the Series D conversion price. The Company and the holders of Series D Preferred stock agreed that a modified adjustment to the Series D conversion price was appropriate as a significant portion of the May 2013 stock options were to vest in periods well after the Company anticipated completing a public offering and this circumstance was not explicitly contemplated by the provisions in the Certificate of Incorporation.

The Company also advises the Staff that as a result of the adjustment to the conversion price, each share of Series D preferred stock is convertible into 1.01 shares of common stock. This change is reflected in our calculation of the weighted average shares used to compute diluted (loss) income per common share on a pro forma basis for the six months ended June 30, 2013.

Contractually, the change in the Series D conversion price does not change the redemption amount as the redemption amount is based on the Series D preferred shares and not calculated on an as converted basis.

Further, the Company evaluated the individual and collective embedded provisions in the Series D instrument to ensure no further accounting implications needed to be addressed. As such, the Company determined that the required accounting for the conversion is in compliance with GAAP.

Repurchase of Convertible Preferred Stock, page F-17

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29.	Please provide us with your calculation of the deemed dividend related to the Series Seed preferred stock and Series A preferred stock. In your response please provide the breakdown of the carrying value of stock repurchased between the Series Seed preferred stock and Series A preferred stock. If the amount was calculated as the difference between the fair value of the consideration transferred to the holders of the preferred stock and the carrying amount of the preferred stock in the balance sheet, net of issuance costs, please show us how the accretion related to shares repurchased was treated in the computation of the respective carrying amount. If possible, please reconcile the initial issuance price and related accretion amounts to the amounts in the statements of convertible redeemable preferred stock and stockholders’ equity on a per share or aggregate basis. Refer to guidance in ASC 260-10-S99-2.

In response to the Staff’s comment, and as a result of the revisions made related to Comment 24 above, the Company has recomputed the deemed dividend related to the Series Seed and Series A convertible preferred stock. The deemed dividend was calculated as the difference between the fair value of the consideration transferred to the holders of the convertible preferred stock and the carrying amount of the convertible preferred stock, which is net of issuance costs and includes accretion previously recorded when the preferred stock was redeemable and classified within mezzanine equity. The accretion of the redemption value was recorded based on the terms of the convertible redeemable preferred stock and the effective interest method. The deemed dividend was then allocated first to additional paid-in capital and then to accumulated deficit based on the response outlined in Comment 24. The Company has provided its revised calculation of the deemed dividend below:

Dividend recalculation
in thousands

Carrying value of repurchased shares	Seed	Series A	Total
Original issuance value	$256	$59	$315
Cumulative accretion related to repurchased shares	$62	$11	$73

Total carrying value of repurchased shares	$318	$70	$388

Fair value of consideration paid	$29,059	$3,441	$32,500

Dividend calculation	Seed	Series A	Total
Fair value of consideration paid	$29,059	$3,441	$32,500
Less: carrying value	$318	$70	$388

Dividend	$28,740	$3,371	$32,112

In addition, the Company has revised the notes to the consolidated financial statements on page F-18 of the Amended Registration Statement to provide a table presenting convertible redeemable preferred stock accretion by each series of convertible redeemable preferred stock. The Company advises the Staff that original issuance price and number of shares are disclosed within footnote 6 to the Amended Registration Statement. The information disclosed within

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footnote 6 of the Amended Registration Statement reconciles to amounts in the statements of convertible redeemable preferred stock and stockholders’ equity (deficit).

Note 6. Stock-Based Compensation, page F-17

Repurchase of Common Stock, page F-18

30.	We presume the repurchase price of the common stock and Series C preferred stock was the sum of the estimated fair value of the shares plus the expense recorded. If otherwise, please disclose fair value. In any event, please disclose the fair market value of the shares repurchased and how you determine estimated fair value of such shares including the method used to estimate fair value for transactions in 2010 and 2011. Refer to guidance in ASC 718-10-50-1.

The Company advises the Staff that the repurchase price of the common stock was the sum of the estimated fair value of the common stock and the expense recorded based on ASC 718-10-50-1. Or said another way, the amount of compensation expense recorded was determined as the purchase price of the stock, less the fair market value of such stock. In addition, the Company revised the notes of the consolidated financial statements on page F-19 of the Amended Registration Statement to remove the reference to the Series C preferred stock financing as it is not pertinent to the discussion of the issued common stock to a new investor or the simultaneous repurchase of the same number of shares of common stock from four of the Company’s employees.

The fair value of the shares was determined using the option pricing method. The option pricing method treats the rights of the holders of preferred and common shares as equivalent to that of call options on any value of the enterprise above certain break points of value based upon the liquidation preferences of the holders of preferred shares, as well as their rights to participation and conversion. The resulting value of the common stock can be determined by estimating the value of its portion of each of these call options rights. The option pricing method uses the Black-Scholes option pricing model to price the call option and includes the following key assumptions: Estimates of the volatility applied in the Black-Scholes option pricing model were based on available information on the volatility of common stock of comparable, publicly traded companies. The term of the option is calculated as the average expected holding period of the investors in the security based on the management estimates. Three and 2.5 years were used for the December 2010 and August 2011 valuation, respectively. The risk free rate is based on the yields of the U.S. Treasury matching the expected terms identified above. The Company used an expected dividend yield of zero as the Company has never declared or paid any cash dividends to common stockholders and does not presently plan to pay cash dividends in the foreseeable future.

The repurchase of common stock in December 2010 amounted to $3.0 million and $0.7 million represented the fair market value of the common stock and the Company recorded $2.3 million of stock-based compensation expense for the difference. The repurchase of common stock in August 2011 amounted to $11 million, of which $10.5 million reflected the fair market

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value of the common stock and the Company recorded $0.5 million of stock-based compensation expense for the difference.

In addition and in response to the Staff’s comment, the Company has revised the notes to the consolidated financial statements on page F-19 of the Amended Registration Statement to disclose the fair values of the shares repurchased and the methods used to estimate fair value for the transactions in 2010 and 2011.

31.	You disclose you issued 7,813,275 of common stock on page F-18 and options to purchase 1,895,850 common shares on page F-21 during fiscal 2011. You also disclose a total of 13,571,785 common shares issued in the consolidated statement of convertible redeemable preferred stock and stockholders’ deficit for fiscal 2011. Please explain to us whether additional issuances were made in 2011 and whether they should be disclosed in the notes.

The Company advises the Staff that during fiscal 2011, it issued 3,862,660 shares as a result of the exercises of employee stock options.

In addition, in response to the Staff’s comment, the Company has revised the notes to the consolidated financial statements on page F-22 of the Amended Registration Statement to disclose the additional issuances of common shares in fiscal 2011.

32.	Please disclose the weighted-average exercise prices for options granted, exercised and cancelled during fiscal 2012 in the table of stock option activity on page F-21. Refer to guidance in ASC 718-10-50-2.

In response to the Staff’s comment, the Company has revised the stock option activity table in the notes to the consolidated financial statements on page F-22 of the Amended Registration Statement to disclose the weighted-average exercise price for options granted, exercised and cancelled during fiscal 2012.

Note 8. Segment Information, page F-24

33.	Please disclose revenues from external customers for each product and service or each group of similar products and services unless it is impracticable to do so. The amounts of revenues reported shall be based on the financial information used to produce the general-purpose financial statements. If providing the information is impracticable, that fact should be disclosed. Refer to guidance in ASC 280-10-50-40.

The Company respectfully advises the Staff that providing the disclosure of revenues from external customers for each product and service or each group of similar products and services is impracticable, as the information is not readily available and the cost to develop it would be excessive. Attributes of revenue by category (i.e. women’s, kid’s, hardlines, etc.) are not tracked at the category level such as shipping revenue, discounts applied to the product revenue, returns reserve and deferred revenue, making disclosure of GAAP revenue by group of similar products impracticable.

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September 25, 2013

In response to the Staff’s comment, the Company has revised its Segment Information disclosure within the notes to the consolidated financial statements on page F-26 of the Amended Registration Statement to state the impracticability of disclosing revenues from external customers for products and services.

Note 9, Income taxes, page F-26

34.	Please explain to us the mechanics by which the effective income tax rate is increased by stock compensation. Please be detailed in your explanation making it clear whether any stock compensation for financial reporting purposes will ever be deductible in the future. In this regard, you may want to explain whether such options are qualifying options

The Company respectfully advises the Staff that there are certain equity-related transactions including stock repurchases between employees and other economic interest holders, Incentive Stock Options (“ISO’s”), and other equity events that generate GAAP expenses but do not generate a corresponding tax deduction. The permanent book-tax difference is reflected in the company’s effective tax rate as there will not be a future tax benefit for the GAAP expenses. As it relates specifically to ISO’s, it is expected that employees will meet the holding period requirements of Section 422 of the Internal Revenue Code. If such holding period is not met, a deduction will be recorded in the period of disqualifying disposition.

In addition, the Company advises the Staff that it recorded stock compensation expense for nonqualified stock options, which is not included in the effective rate calculation. Given that a corporate income tax deduction is expected to be claimed by the Company at the time of employee exercise of nonqualified stock options, the Company has provided a deferred tax asset to account for that future benefit. As disclosed in footnote 10 within the consolidated financial statements of the Amended Registration Statement, a valuation allowance was established for deferred tax assets due to it being more likely than not that these assets will not be realized through future taxable income.

Undertakings, page II-2

35.	Please revise to include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K. See C&DI Question 229.01 (Securities Act Rules).

The Company supplementally advises the Staff that it has omitted the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K because the form of prospectus included in the Registration Statement at the time the Registration Statement is declared effective will omit only the information permitted to be omitted by Rule 430A of the Securities Act. As a result, the Company does not believe that the offering contemplated by the Registration Statement will be subject to Rule 430C (but instead will rely upon Rule 430A) and the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K is required pursuant to Rule 430C(d) only with respect to offerings subject to Rule 430C of the Securities Act.

U.S. Securities and Exchange Commission

September 25, 2013

36.	Please note that due, in part, to the language of Securities Act Rule 430C(d), the undertaking included in Item 512(a)(6) of Regulation S-K should be included in filings for initial public offerings. Please revise your registration statement to include this undertaking.

The Company supplementally advises the Staff that it has omitted the undertaking specified in Item 512(a)(6) because the offer and sale of securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act and respectfully submits that the Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415 under the Securities Act (or, in the case of the Item 512(a)(5)(ii) undertaking, offerings subject to Rule 430C).

***

The Company supplementally advises the Staff that in connection with reviewing its financial statements and updating the Amended Registration Statement with second quarter 2013 numbers, the Company identified that it had incorrectly calculated basic and diluted weighted average shares outstanding for purposes of determining net loss per share. The error relates to the inclusion of unvested restricted common shares in the weighted average share calculations, which overstated the number of shares used and therefore resulted in an understatement of the net loss per share. As explained in the new Note 12 on page F-29 of the Amended Registration Statement, the Company has corrected the consolidated financial statements for this immaterial error identified by management and two other immaterial errors identified as a result of the Staff’s comment 24 and 29 above.

Please contact me at (206) 452-8763, Eric Jensen of Cooley LLP at (650) 843-5049 or Michael Tenta of Cooley LLP at (650) 843-5636 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ John W. Robertson

John W. Robertson

Cooley LLP

cc:	Darrel Cavens, zulily, inc.

Marc Stolzman, zulily, inc.

Deirdre Runnette, zulily, inc.

Eric Jensen, Cooley LLP

Michael Tenta, Cooley LLP

Michael Nordtvedt, Wilson Sonsini Goodrich & Rosati, P.C.

Lynnette Frank, Deloitte & Touche LLP

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